FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

October 1, 2007

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

(Commission file number) 0 - 017444

Akzo Nobel N.V.
(Translation of registrant’s name into English)

2555, Strawinskylaan, 1077 ZZ Amsterdam, the Netherlands
(Address of principal executive offices)

SHAREHOLDERS’ CIRCULAR

SHAREHOLDERS’ CIRCULAR RELATING TO THE PROPOSED ACQUISITION BY AKZO NOBEL N.V. OF THE ENTIRE ISSUED AND TO BE ISSUED SHARE CAPITAL OF IMPERIAL CHEMICAL INDUSTRIES PLC

TO BE VOTED ON AT THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD IN AMSTERDAM, THE NETHERLANDS, ON MONDAY, NOVEMBER 5, 2007, STARTING AT 10:00 A.M. (CET)

October 1, 2007

DISCLAIMER AND OTHER IMPORTANT INFORMATION

Safe Harbor Statement

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, Akzo Nobel is providing the following cautionary statement. This shareholders’ circular, including the unaudited illustrative financial information attached as Annex 1, contains certain forward-looking statements which address such key issues as Akzo Nobel’s financial condition, growth strategy and expectations for growth, market positions and the plans and objectives of Akzo Nobel with respect to the recommended acquisition of Imperial Chemical Industries PLC (“ICI”), as well as with respect to the sale of several businesses of ICI to Henkel KGaA (“Henkel”) and the sale of Akzo Nobel’s pharma business. These statements may generally, but not always, be identified by the use of words such as “will”, “may”, “should”, “continue”, “believes”, “expects”, “intends”, “anticipates” or similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, price fluctuations, currency fluctuations, regulatory approval, developments in raw material and personnel costs, pensions, physical and environmental risks, legal issues, and legislative, fiscal, and other regulatory measures. Stated competitive positions are based on management estimates supported by information provided by specialized external agencies. For a more comprehensive discussion of the risk factors affecting our business please see our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission, a copy of which can be found on the company’s corporate website www.akzonobel.com.

This shareholders’ circular does not constitute an offer or invitation to sell, purchase or subscribe for any securities, or the solicitation of an offer to buy or subscribe for securities, in any jurisdiction (including the United States, the Netherlands and the United Kingdom). The proposed acquisition of ICI referred to in this shareholders’ circular relates to the shares of a UK company and is proposed to be made by means of a scheme of arrangement under English company law (the “Scheme”). The proposals effected by means of a Scheme are not subject to the tender offer rules under the US Securities and Exchange Act of 1934 (the “Exchange Act”). Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of the Exchange Act. If Akzo Nobel exercises its right to implement the acquisition of the ICI shares (including in the form of ICI ADSs) by way of a takeover offer, the offer will be made in compliance with applicable US tender offer and securities laws and regulations and all applicable rules and regulations of any other jurisdiction in as far as required.

Any loan note which may be issued in connection with the Scheme has not been, and will not be, listed on any stock exchange and has not been, and will not be, registered under the US Securities Act of 1933, as amended (the “Securities Act”), or under the applicable securities laws of any state, district, territory or other jurisdiction of the United States, Canada, Australia, Japan, New Zealand or the Netherlands. No prospectus in relation to the loan notes has been, or will be, lodged with or registered by the Australian Securities and Investments Commission, the Japanese Ministry of Finance, the Companies Office in New Zealand or the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten), and no steps have been, or will be, taken to enable the loan notes to be offered in compliance with the applicable securities laws of any state, district, territory or other jurisdiction of the United States, Canada, Australia, Japan, New Zealand or the Netherlands, and no regulatory clearances in respect of the loan notes have been, or will be, applied for in any other jurisdiction. Accordingly, the loan notes have not been and may not be offered, sold, resold, delivered or distributed, directly or indirectly, in, into or from the United States, Canada, Australia, Japan, New Zealand, the Netherlands or any other jurisdiction in which an offer of loan notes would constitute a violation of relevant laws or require registration of the loan notes or to, or for the account or benefit of, any person in these jurisdictions.

This shareholders’ circular is governed by Dutch law and must be read and interpreted in accordance therewith. Any dispute arising in connection with this shareholders’ circular will be subject to the exclusive jurisdiction of the competent court in Amsterdam, the Netherlands.

Unless the information has been extracted from the financial information included in Annex 1 of this shareholders’ circular, where an amount included in this shareholders’ circular in British pounds (GBP) has been converted to euro (EUR), this has been done using an exchange rate of GBP 1 / EUR 1.478, being the mid-rate GBP/EUR exchange rate as at the close of business on Friday, August 10, 2007.

Documents referred to in this shareholders’ circular are not incorporated in this shareholders’ circular by reference.

TABLE OF CONTENTS

		Page

LETTER TO SHAREHOLDERS		5

INFORMATION ON THE PROPOSED ACQUISITION:

1	Background to, rationale for, and recommendation of the Acquisition	7
1.1	Background	7
1.2	Rationale for the Acquisition and the On-Sale	8
1.3	Recommendation by Board of Management and Supervisory Board	9
2	Information on ICI	9
3	Structure of the Acquisition and the On-Sale	10
3.1	Acquisition of ICI	10
3.2	On-Sale to Henkel	11
4	The Implementation Agreement and conditions to the Acquisition	12
4.1	Implementation Agreement	12
4.2	Conditions to the Acquisition	13
5	Additional information	15
5.1	Management, employees, pensions	15
5.2	Headquarters	15
5.3	Transaction with Schering-Plough	16
5.4	Financing of the Acquisition	16
5.5	Information on Henkel and further information on the On-Sale	16
6	Financial information	17
7	Definitions	18

ANNEXURES

Annex 1 Unaudited Illustrative Combined Condensed Financial Information

LETTER TO SHAREHOLDERS

Dear Shareholder,

We are pleased to invite you to the extraordinary general meeting of shareholders of Akzo Nobel N.V. (“Akzo Nobel”) to be held in Amsterdam, the Netherlands on Monday, November 5, 2007 at 10:00 a.m. (CET) (the “Akzo Nobel EGM”). The purpose of this shareholders’ circular is to ensure that Akzo Nobel Shareholders are informed about the proposed acquisition of Imperial Chemical Industries PLC (“ICI”) by Akzo Nobel and the reasons why the Board of Management and the Supervisory Board unanimously and without qualification recommend it to Akzo Nobel Shareholders.

At the extraordinary general meeting of Akzo Nobel held on September 7, 2006, your approval was obtained in respect of the separation of our pharma business, Organon BioSciences (“OBS”), to enable Akzo Nobel to focus on its Coatings and Chemicals businesses. We have since agreed with Schering-Plough to sell OBS for approximately EUR 11 billion in cash and have completed a EUR 1.6 billion share buyback program. The consultation procedures with the relevant employee representative bodies regarding the sale of OBS to Schering-Plough have been completed, and the related sale and purchase agreement has been signed. It is expected that the transaction with Schering-Plough will be completed by no later than the end of 2007.

As previously explained, a key objective of the separation of OBS was to provide the management of Akzo Nobel with the ability to accelerate growth and investment in attractive expansion opportunities in its Coatings and Chemicals businesses. We are presented with such an opportunity today. The global market for Coatings has experienced significant changes over the last few years. What was, traditionally, a relatively fragmented market has now started to consolidate and emerging markets in Asia Pacific (in particular, in China) and Latin America have proven to be highly profitable sources of growth. Whilst Akzo Nobel’s Industrial Coatings business is well positioned, our Decorative Coatings business requires significant strengthening in these markets to realize its full global potential.

The proposed acquisition of ICI will be a further transformational step in implementing our strategy of creating a leading global coatings and specialty chemicals company, with a diversified geographic presence and well-developed access to fast-growing markets. Our Decorative Coatings business will, in one step, be strengthened with leading or important positions in China, India, Brazil and other attractive emerging markets in Asia Pacific and Latin America. The acquisition of ICI will also provide Akzo Nobel’s Decorative Coatings business with a leading position in North America, the world’s largest market for coatings.

We believe that the combination with ICI will allow us to realize significant synergies and to create value for Akzo Nobel Shareholders. The management of Akzo Nobel is confident that the enlarged group will be able to realize and retain annual pre-tax operating cost savings of EUR 280 million, which management estimates will result in a post-tax net present value benefit of approximately EUR 2.2 billion after implementation costs. In addition to operating cost savings, management anticipates synergies to be derived as a result of the Acquisition, for example streamlining over time of manufacturing sites for decorative coatings, and reduction in working capital. Further, costs which would have been incurred by Akzo Nobel to accelerate growth of decorative coatings in key emerging markets such as China will not be necessary. Management’s preliminary assessment is that the post-tax net present value of these other benefits will be approximately EUR 375 million. Management therefore estimates that the operating cost savings and other synergies relating to the Acquisition will result in a total post-tax net present value benefit of approximately EUR 2.5 billion after implementation costs.

From the perspective of our shareholders, we would anticipate that the trading valuation of the Company will be in line with other leading global coatings and specialty chemicals businesses. At the same time, our customers, employees and other stakeholders should benefit from the size and reach of the enlarged group.

In the process of reaching an agreement with the board of directors of ICI on price, Akzo Nobel’s management was guided by a stringent set of not only strategic but also financial criteria. With a view to securing attractive economics for Akzo Nobel Shareholders, Akzo Nobel has agreed to on-sell to Henkel, for GBP 2.7 billion (EUR 4 billion), the businesses known within the ICI Group as the Adhesives Business and the Electronic Materials Business, both of which form part of the “National Starch” business of ICI (the “On-Sale”).

“Specialty Starches” and “Specialty Polymers” are two businesses that also form part of the “National Starch” business of ICI. Although an attractive business, “Specialty Starches” does not offer sufficient opportunity to create value within the Akzo Nobel Chemicals portfolio and management intends to seek a more appropriate owner for the business. “Specialty Polymers”, on the other hand, is a business which management believes could fit with Akzo Nobel’s Chemicals activities and offer potential for value creation. The other activities of ICI, mainly comprising certain regional business activities in the area of chemicals, will be reviewed in due course.

Consistent with its assurance of financial discipline, the Board of Management and the Supervisory Board are proposing that Akzo Nobel Shareholders approve the payment of approximately GBP 8 billion (EUR 11.9 billion) in cash for the entire issued share capital of ICI.

The Acquisition is not conditional on the completion of the OBS transaction or the On-Sale (although it is expected that completion of the OBS transaction will occur before completion of the Acquisition). Akzo Nobel has obtained committed bank facilities for the purposes of the Acquisition. It is intended that to the extent necessary, these facilities will primarily serve as a bridge to the cash proceeds Akzo Nobel is expecting from the completion of its sale of OBS to Schering-Plough and the completion of the On-Sale.

Subject to the approval of Akzo Nobel Shareholders and ICI Shareholders and certain other conditions precedent, completion of the Acquisition is currently expected to occur on January 2, 2008.

The Supervisory Board and the Board of Management believe that the acquisition of ICI presents an attractive opportunity for all shareholders of Akzo Nobel to realize significant value. They unanimously and without qualification recommend Akzo Nobel Shareholders to vote in favor of the resolution to be proposed at the Akzo Nobel EGM to approve the acquisition.

As stated in the announcement of August 13, 2007, we intend an additional return of capital to Akzo Nobel Shareholders of EUR 3 billion commencing in 2008, subject to approval by the Akzo Nobel Shareholders, completion of the sale of OBS and the On-Sale. It is the intention to structure the additional return of capital in a tax efficient manner for Akzo Nobel Shareholders generally.

This shareholders’ circular, which is also available on Akzo Nobel’s website (www.akzonobel.com), contains important information about the proposed acquisition and all shareholders are advised to read it carefully before making any decision on this important matter.

Yours sincerely,

Hans Wijers	Maarten van den Bergh
Chairman of the Board of Management	Chairman of the Supervisory Board

1	Background to, rationale for, and recommendation of the Acquisition

1.1	Background

On August 13, 2007, the Board of Management and the Supervisory Board of Akzo Nobel and the board of ICI announced that they had reached agreement on the terms of a recommended acquisition by Akzo Nobel of ICI (the “Acquisition”).

Under the terms of the Acquisition, Akzo Nobel will offer for each ICI Share an amount of 670 pence in cash, valuing the entire issued share capital of ICI at approximately GBP 8 billion (EUR 11.9 billion) (or, if and to the extent that ICI Shareholders elect to receive Loan Notes to be issued by Akzo Nobel, they will receive GBP 1 nominal value of Loan Notes for each GBP 1 of cash consideration to which they would otherwise be entitled). In addition, ICI will, before the Effective Date, declare a second ordinary interim dividend in relation to the period from July 1, 2007 to December 31, 2007 of 5.00 pence per ICI Share, provided that, if the Effective Date falls prior to December 31, 2007, such dividend shall be paid pro rata by reference to where the Effective Date falls between July 1, 2007 and December 31, 2007.

The Acquisition is, amongst other things, subject to the approval of Akzo Nobel Shareholders, which approval will be sought at the Akzo Nobel EGM to be held in Amsterdam, the Netherlands on November 5, 2007 at 10:00 a.m. (CET).

The Acquisition is intended to be effected by means of a scheme of arrangement under section 425 of the UK Companies Act 1985, which requires the approval of ICI Shareholders and the sanction of the relevant court in England. The approval of ICI Shareholders for the Acquisition will be sought at the Court Meeting and the ICI EGM, both to be held on November 6, 2007. The board of directors of ICI has unanimously recommended the Acquisition to ICI Shareholders.

Subject to the approval of Akzo Nobel Shareholders and ICI Shareholders and certain other conditions precedent, completion of the Acquisition is currently expected to occur on January 2, 2008.

In connection with and subject to the Acquisition, Akzo Nobel has entered into an agreement with Henkel to sell all assets and liabilities comprising the businesses known within the ICI Group as the Adhesives Business (the “Adhesives Business”) and the Electronic Materials Business (the “Electronic Materials Business”), both of which form part of the “National Starch” business of ICI, for GBP 2.7 billion (EUR 4.0 billion) in cash (calculated on a debt and cash free basis and subject to certain adjustments). The On-Sale is not a condition to completion of the Acquisition and is intended to be implemented following the Effective Date of the Scheme. The On-Sale agreement is also subject to certain mandatory antitrust clearances being obtained by Henkel as further dealt with in paragraph 3.2 below.

With regard to the remaining two businesses forming part of the “National Starch” business:

•	“Specialty Starches” is an attractive business. However, it does not offer the opportunity to create sufficient value within the Akzo Nobel Chemicals portfolio. It is therefore management’s intention to seek a more appropriate owner for the business as soon as practicable and at a value which properly reflects the performance and potential of the business. The reported revenues and EBITDA of Specialty Starches for the 6 month period ended June 30, 2007 were GBP 263 million (EUR 389 million) and GBP 44 million (EUR 65 million) respectively (GBP 502 million (EUR 742 million) and GBP 82 million (EUR 121 million) respectively for the financial year ended December 31, 2006).

“Specialty Polymers” has an excellent performance record and continues to grow and develop well. After an initial review, management believes that the majority of the revenues are derived from activities that could fit with Akzo Nobel’s Chemicals activities and offer potential for value creation. It is therefore the intention to retain this business. The reported revenues and EBITDA of “Specialty Polymers” for the 6 month period ended June 30, 2007 were GBP 139 million (EUR 205 million) and GBP 32 million (EUR 47 million) respectively (GBP 266 million (EUR 393 million) and GBP 55 million (EUR 81 million) respectively for the financial year ended December 31, 2006.

Apart from the “Paints” and “National Starch” businesses, ICI also has certain regional business activities (of which the largest operation is the pure terephthalic acid business in Pakistan), which are reported by ICI separately under its “Regional & Industrial” segment. These activities will be reviewed in due course. The revenues and EBITDA reported under “Regional & Industrial” for the 6 month period ended June 30, 2007 were GBP 196 million (EUR 290 million) and GBP 21 million (EUR 31 million) respectively, (GBP 431 million (EUR 637 million) and GBP 55 million (EUR 81 million) respectively for the financial year ended December 31, 2006).

Your attention is also drawn to the terms of the Scheme that are set out in full in a separate document prepared in accordance with the UK Companies Act 1985 (the “Scheme Document”), which is available on the website of ICI (www.ici.com).

1.2	Rationale for the Acquisition and the On-Sale

Management believes that the Acquisition, in combination with the On-Sale (together, the “Transaction”), has a clear and compelling strategic and financial rationale for Akzo Nobel, with significant benefits for its shareholders and other stakeholders. The Acquisition provides the opportunity for Akzo Nobel and ICI to create a global leader in coatings with sales of approximately EUR 9.8 billion, complementary brands, assets and skills, and leading positions in attractive specialty chemicals markets.

The enlarged Akzo Nobel Group will benefit from:

•	a worldwide footprint with a presence in more than 80 countries and the ability to serve customers worldwide;
•	a leading position in many of the world’s largest markets as a foundation for earnings and cash flow stability;
•	a significantly strengthened decorative coatings business with pro forma combined sales of approximately EUR 5.5 billion;
•	well developed platforms in the world’s fastest growing markets in Asia-Pacific (in particular, in China) and Latin America, which Akzo Nobel expects will support enhanced future growth; and
•	a management team with a track record of improving profitability.

Management estimates full run-rate annual pre-tax operating cost savings in relation to the ICI paints business of EUR 280 million. These cost savings are expected to be predominantly based on combined raw material procurement volumes (EUR 65 million), streamlining of operations (EUR 65 million) and a reduction of other expenses (including R&D and selling, general and administrative, corporate and other) (EUR 150 million). The pre-tax one-off expenses involved in obtaining such savings are anticipated to be approximately EUR 315 million. Management estimates the post-tax net present value of these costs savings at approximately EUR 2.2 billion after implementation costs.

In addition to the operating cost savings, management anticipates synergies to be derived from the streamlining over time of manufacturing sites for decorative coatings, the rationalization of planned capital investments, opportunities to grow revenues faster by cross-selling, and reductions in working capital. Further, costs which would have been incurred by Akzo Nobel to accelerate growth of decorative coatings in key emerging markets such as China will not be necessary. Management’s preliminary assessment is that the post-tax net present value of these other benefits will be approximately EUR 375 million.

Through a rapid but considered integration, as well as the mutual exchange of best practices in all functions, regions and market segments, the enlarged Akzo Nobel Group will strive to unlock value for shareholders and create opportunities for customers and employees. Management believes that the Acquisition will further enhance its proven capability to execute a profitable growth strategy. The Acquisition, taking into account the On-Sale, is expected to be:

•	as a whole, enhancing to earnings;
•	generative of an internal rate of return meaningfully above Akzo Nobel’s weighted average cost of capital (defined as 8 per cent.); and
•	Economic Value Added (EVA) positive in year three following the Acquisition, taking into account cost savings after one-off expenses, existing favorable tax attributes that management estimates to result in a tax rate of 22 per cent. for the ICI businesses for the three year period following the Acquisition, and break-up costs.[1]

1.3	Recommendation by Board of Management and Supervisory Board

The Board of Management and the Supervisory Board unanimously and without qualification recommend to the shareholders of Akzo Nobel to vote in favor of the resolution to be proposed at the Akzo Nobel EGM to approve the Acquisition.

2	Information on ICI

ICI is one of the world’s major coatings, adhesives, starch and synthetic polymers businesses. ICI products today include a wide range of industrial adhesives, specialty starches for the food industry, high performance polymers for personal care products, innovative adhesives for the electronics and packaging markets as well as a wide range of decorative coatings and specialty products for domestic use and in the construction industry, including coatings products marketed under the Dulux and Glidden brands. Around 36 per cent. of ICI’s sales from continued operations are made in emerging markets in Asia Pacific and Latin America, with approximately 33 per cent. in North America and approximately 31 per cent. in Europe and elsewhere.

For the financial year ended December 31, 2006, ICI reported revenues of GBP 4,845 million (EUR 7,161 million) (2005: GBP 4,601 million (EUR 6,800 million)) and operating profits before special items of GBP 502 million (EUR 742 million) (2005: GBP 479 million (EUR 708 million)). As of June 30, 2007, ICI had net cash of GBP 271 million (EUR 401 million) (GBP 329 million (EUR 486 million) of net debt as of December 31, 2006) and total equity of GBP 1,012 million (EUR 1,496 million) (GBP (189) million (EUR (279) million) as of December 31, 2006). ICI is listed on the London Stock Exchange and is included in the FTSE100 Index, and, as is Akzo Nobel, in the FTSE4Good Index and the Dow Jones Sustainability Index.

1 The above statement is not a profit forecast and should not be interpreted to mean that future earnings per share will necessarily be greater than those for the relevant preceding financial period.

Reference is made to the annual report of ICI which is available on the website of ICI (www.ici.com).

3	Structure of the Acquisition and the On-Sale

3.1	Acquisition of ICI

Akzo Nobel and ICI have entered into an agreement (the “Implementation Agreement”) in connection with the Acquisition. The intention is to effect a transaction whereby Akzo Nobel will acquire the whole of the issued and to be issued share capital of ICI in exchange for the payment of cash by Akzo Nobel and/or allotment and issue of loan notes by Akzo Nobel, as a result of which ICI will become a wholly-owned member of the Akzo Nobel Group. It is envisaged that the Acquisition will be effected by way of a scheme of arrangement under section 425 of the UK Companies Act 1985. Akzo Nobel has retained the right to effect the Acquisition by way of a takeover offer for ICI (subject to the consent of the UK Panel).

The Scheme is subject to the approval of the Scheme Shareholders at the Court Meeting and the ICI EGM, to the sanction of the relevant court in England and to related formalities. Subject to certain conditions precedent and save as may otherwise be agreed between Akzo Nobel and ICI with the consent of the UK Panel, completion of the Acquisition is currently expected to occur on January 2, 2008.

The principal provisions of the Scheme are as follows:

•	the cancellation of those of the Scheme Shares which are held by ICI Shareholders who have elected to receive cash and the transfer to Akzo Nobel of those of the Scheme Shares which are held by ICI Shareholders who have elected to receive Loan Notes;
•	the application of the reserve arising from such cancellation in paying up in full a number of New ICI Shares which is equal to the number of Scheme Shares so cancelled and allotting and issuing, credited as fully paid up, such New ICI Shares to Akzo Nobel and/or its nominee(s); and
•	subject to an alternative for loan notes in certain instances, as described below, the payment by Akzo Nobel to the ICI Shareholders of the sum of 670 pence in cash for each Scheme Share on the basis set out in the Scheme Document.

As an alternative to the cash consideration to which they are entitled under the Scheme, but subject to certain limitations, holders of Scheme Shares other than Restricted Overseas Persons may elect to receive, in respect of any whole number of Scheme Shares, unsecured loan notes of GBP 1 nominal value each of Akzo Nobel in lieu of the cash consideration to which they would otherwise be entitled (the “Loan Note Alternative”). In respect of those elections which are accepted, the Scheme Shares will constitute Loan Note Elected Shares rather than Cancellation Shares and will be transferred to Akzo Nobel rather than being cancelled. Akzo Nobel has been advised that it cannot (or cannot without compliance with formalities which it regards as unduly onerous) issue Loan Notes to Restricted Overseas Persons. Accordingly, such persons will not be eligible for the Loan Note Alternative and the Loan Notes will not be registered under the Securities Act. Up to a maximum amount of GBP 1.25 billion of Loan Notes in aggregate nominal value will be available under the Loan Note Alternative. If elections have not been accepted in respect of Loan Notes of an aggregate nominal amount of at least GBP 20 million, Akzo Nobel may elect not to issue the Loan Notes and the Scheme Shares, in respect of which elections have been accepted, will be treated as Cancellation Shares and will be cancelled accordingly and the holders will receive the cash consideration instead. Further details of the Loan Note Alternative are set out in the Scheme Document which is available on the ICI website (www.ici.com).

ICI operates a number of share incentive schemes and the terms of the Acquisition includes arrangements regarding the exercise of rights under and the termination of such schemes. It is expected that the costs of the schemes which will vest early as a result of the Acquisition will amount to approximately EUR 70 million. In addition, the cost of settling the awards which have already vested but have not been exercised will amount to approximately EUR 5 million.

ICI also has shares which trade “over the counter” in the United States in the form of ADSs. Each ADS represents four ICI Shares, which shares are registered in the name of the ADS Depositary or its nominee. Upon the Scheme becoming effective, the Scheme Shares underlying the ICI ADSs will be cancelled and the ADS Depositary will receive an amount in pounds sterling equal to the total amount payable in respect of all the Scheme Shares held by the ADS Depositary in accordance with the terms of the Scheme Document.

It is intended that, prior to the Effective Date, a request will be made by ICI to the UK Listing Authority to cancel the listing of the ICI Shares on the Official List and to the London Stock Exchange to cancel the admission to trading of the ICI Shares on the London Stock Exchange’s market for listed securities.

Following the Effective Date and after the ICI Shares have been delisted, it is intended that ICI will be re-registered as a private limited company under the laws of England and Wales.

3.2	On-Sale to Henkel

Akzo Nobel has entered into a binding agreement (the “On-Sale Agreement”) to sell all assets and liabilities comprising the Adhesives Business and the Electronic Materials Business to Henkel for GBP 2.7 billion (EUR 4.0 billion) in cash (calculated on a cash and debt free basis and subject to certain adjustments, including a working capital adjustment and an adjustment for pension liabilities). The On-Sale is subject to the Scheme becoming effective, but is not a condition to completion of the Acquisition.

Management estimates that the separation of the Adhesives Business and the Electronic Materials Business will result in total break-up costs of GBP 280 million (EUR 417 million), including tax, which will be borne by Akzo Nobel.

Management believes that the On-Sale has a compelling rationale as it:

•	enables Akzo Nobel to focus on the businesses that offer it most synergies thereby meeting its stated strategic and financial objectives; and
•	allows Akzo Nobel to make an offer of 670 pence in cash for each ICI Share. Pro forma for full run-rate synergies, the implied LTM EBITDA acquisition multiple under the terms of the Acquisition (for the businesses other than the Adhesives Business and the Electronic Materials Business to be sold pursuant to the On-Sale) is approximately equal to the implied LTM EBITDA acquisition multiple of Akzo Nobel’s first proposal for all of ICI’s businesses of 600 pence in cash for each ICI Share.

The On-Sale Agreement is also subject to certain mandatory antitrust clearances being obtained by Henkel. Completion of the On-Sale (including payment of the purchase price) is intended to occur four months after the Effective Date if the clearance required under the United States Hart-Scott Rodino Antitrust Improvements Act of 1976, (as amended) (the “HSR Act”) has been obtained or at such later date as such clearance is obtained (or earlier than four months if all antitrust clearances, including under the HSR Act, are obtained before that time). Assets will be transferred to Henkel as relevant clearances are received or, if such clearances are not ultimately received, any assets which cannot be transferred to Henkel will be sold to a permitted third party. This arrangement will not apply whilst the clearance required under the HSR Act remains outstanding. Henkel is in any event required to obtain that clearance, and to do everything it can to complete the On-Sale, within ten months of the Effective Date.

4	The Implementation Agreement and conditions to the Acquisition

4.1	Implementation Agreement

The Implementation Agreement between Akzo Nobel and ICI contains certain obligations in relation to the implementation of the Scheme and related matters. In particular, the Implementation Agreement contains the principal provisions set out below:

Undertakings to implement the Scheme

The Implementation Agreement provides, amongst other things, for the implementation of the Scheme and contains certain assurances and confirmations between the parties, including an undertaking to implement the Scheme subject to the agreed terms and conditions. It also contains undertakings regarding the conduct of the business of the ICI Group prior to the earlier of the Effective Date and the termination of the Implementation Agreement.

Under the terms of the Implementation Agreement, Akzo Nobel has retained the right to effect the Acquisition by way of a takeover offer for ICI (subject to the consent of the UK Panel).

Inducement Fee

ICI will pay an inducement fee to Akzo Nobel if:

•	a Competing Proposal is announced (whether under Rule 2.4 or 2.5 of the UK Code) prior to the withdrawal, lapse, termination or other failure of the Acquisition and that Competing Proposal is subsequently completed;
•	the Scheme Document does not contain the unanimous and unqualified recommendation of the ICI board of directors to vote in favor of the Scheme and the resolutions to be proposed at the Court Meeting and the ICI EGM or, if Akzo Nobel elects to implement the Acquisition by means of a takeover offer, the offer document does not contain the unanimous and unqualified recommendation of the ICI board of directors to accept such offer, and, in either case, the Acquisition does not become effective;
•	the ICI board of directors withdraws, qualifies or adversely modifies its recommendation to ICI Shareholders and the Acquisition does not become effective; or
•	if the Acquisition is implemented by means of the Scheme and the resolutions to be proposed at the Court Meeting and the ICI EGM have been passed by the requisite majorities, the ICI board of directors does not, except as agreed by Akzo Nobel, seek to obtain the Scheme Court Order and the Reduction Court Order or does not file the Court Orders, together with the minute of the Reduction of Capital, with the Registrar of Companies by 12 noon on the Business Day next following the day that the Reduction Court Order is granted.

Akzo Nobel will pay an inducement fee to ICI if:

•	Akzo Nobel fails to use its reasonable endeavors to make available by an agreed date the Akzo Nobel documentation necessary for the Akzo Nobel EGM;
•	such documentation does not contain the unanimous and unqualified recommendation of the Board of Management and/or the Supervisory Board to vote in favor of the resolution to be proposed at the Akzo Nobel EGM to approve the Acquisition; or
•	following the dispatch of such documentation and on or prior to the date of the Akzo Nobel EGM, the Board of Management and the Supervisory Board withdraw, qualify or adversely modify their recommendation to Akzo Nobel Shareholders or otherwise seek to cancel the Akzo Nobel EGM and, as a consequence, the Acquisition is not approved by Akzo Nobel Shareholders.

The inducement fee payable by ICI or Akzo Nobel, as the case may be, is an amount equal to one per cent. of the value of the Acquisition calculated by reference to the price per ICI Share set out in the August 13, 2007 announcement (or, if the price is revised, the price per ICI Share last offered by Akzo Nobel) and the fully diluted share capital of ICI.

Fulfillment of antitrust conditions

The Acquisition is subject to the receipt of certain antitrust clearances. Akzo Nobel has agreed to use its best endeavors to procure that these antitrust clearances are obtained as soon as reasonably practicable, which includes agreeing to make any disposals or giving any undertakings or agreeing to any conditions that may be required by any relevant antitrust authority. ICI has agreed with Akzo Nobel, at Akzo Nobel’s reasonable request, to co-operate with Henkel to enable Henkel to make all such notifications and filings with the relevant authorities as are mandatory for the implementation of the On-Sale.

Costs and expenses

Akzo Nobel has agreed that, if the Acquisition does not become effective for reasons other than the failure to receive required antitrust clearances, a material adverse change having occurred in the business or financial position of the ICI Group or the ICI Shareholders not passing the required resolutions at the Court Meeting and the ICI EGM, Akzo Nobel will reimburse ICI for costs and expenses incurred in respect of or in connection with the Acquisition, but limited to a maximum of GBP 50 million (EUR 74 million).

Termination

The Implementation Agreement provides that it will, save in respect of its inducement fee provisions and any other accrued rights there under, terminate in certain circumstances, including:

•	upon mutual consent in writing by ICI and Akzo Nobel;
•	if the Effective Date has not occurred on or before March 31, 2008, save that the parties have agreed to extend that date until at least April 30, 2008 if it is reasonably likely on March 15, 2008 that the Acquisition can be completed by April 30, 2008;
•	if the Scheme is not approved by the requisite majority of ICI Shareholders at the Court Meeting or the special resolution is not passed by the requisite majority at the ICI EGM and Akzo Nobel does not elect to implement the Acquisition by way of a takeover offer;
•	if the Scheme is not sanctioned by the Court at the Court Hearing or the Reduction of Capital is not confirmed at the Court Hearing and Akzo Nobel does not elect to implement the Acquisition by way of a takeover offer; or
•	an inducement fee is paid or becomes payable by ICI or Akzo Nobel in accordance with the Implementation Agreement.

4.2	Conditions to the Acquisition

The Scheme is, amongst other things, conditional upon:

(a)	the approval of the Scheme by the requisite majority of ICI Shareholders at the Court Meeting (or at any adjournment of such meeting);

(b)	the resolution(s) required to approve and implement the Scheme being passed by the requisite majority of ICI Shareholders at the ICI EGM (or at any adjournment of such meeting);
(c)	the sanction by the Court of the Scheme;
(d)	the confirmation by the Court of the Reduction of Capital; and
(e)	the satisfaction of certain formalities regarding the Scheme.

The Acquisition is conditional upon the passing at the Akzo Nobel EGM (or at any adjournment of such meeting) of such resolution(s) as are necessary to approve the Acquisition.

Further, ICI and Akzo Nobel have agreed that the necessary actions to make the Scheme effective will not be taken unless various other conditions (including certain anti-trust conditions and conditions relating to the state of affairs of ICI) have been satisfied or waived. The conditions are set out in full in the Scheme Document.

Akzo Nobel has reserved the right to elect (subject to the consent of the UK Panel) to implement the Acquisition by way of a takeover offer (as such term is defined in Part 28 of the UK Companies Act 2006). In this event, such offer will be implemented on the same terms, so far as applicable, as those which would apply to the Scheme, subject to appropriate amendments to reflect the change in method of effecting the Acquisition, including (without limitation and subject to the consent of the UK Panel) an acceptance condition set at 90 per cent. (or such lesser percentage, being more than 50 per cent., as Akzo Nobel may decide) of: (i) the shares to which such offer relates; and (ii) the voting rights normally exercisable at a general meeting of ICI, including, for this purpose, any such voting rights attaching to ICI Shares that are unconditionally allotted or issued before the takeover offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise.

If Akzo Nobel is required by the UK Panel to make an offer for ICI Shares under the provisions of Rule 9 of the UK Code, Akzo Nobel may make such alterations to any of the above conditions as are necessary to comply with the provisions of that Rule.

The Scheme will not proceed if the European Commission initiates proceedings under Article 6(1)(c) of the Merger Regulation or the Acquisition is referred to the Competition Commission in the United Kingdom, in either case before the date on which the resolutions are passed at the Court Meeting.

5	Additional information

5.1	Management, employees, pensions

Akzo Nobel attaches great importance to the skills and experience of the existing management and employees of ICI who will be critical to the success of the enlarged Akzo Nobel group. The employees and management of ICI will benefit from Akzo Nobel’s “Talent Factory” initiative which provides worldwide best practice HR processes to all businesses and their employees. Akzo Nobel fully understands that the value of the Acquisition is dependent on the motivation, commitment and performance of ICI’s employees. It is Akzo Nobel’s intention to employ the best talents in the enlarged Akzo Nobel Group.

Akzo Nobel confirmed to ICI at the time of the Announcement that the existing employment rights, including pension rights, of all management and employees of ICI will be fully safeguarded. In addition, Akzo Nobel recognizes that ICI has a longstanding practice of seeking to protect employee terms and conditions in the context of its previous divestments. In light of this, Akzo Nobel has confirmed to ICI that: (i) for a period of two years from the Effective Date, ICI employees will continue to enjoy terms relating to redundancy and retirement benefits that are as favorable in overall terms as those that apply as at the date of the Announcement; and (ii) for a period of four years from the Effective Date, ICI employees will, subject to any changes necessary to facilitate the integration of the combined workforce and harmonization of their terms and conditions, continue to enjoy other terms and conditions that are as favorable in overall terms as those that apply as at the date of the Announcement.

It is expected that the integration of ICI's and Akzo Nobel's businesses will result in some headcount reduction in the short term following the Effective Date (subject to any consultation and other obligations required by applicable law), including as a result of the integration of head office and administrative support functions and the standardization of the organizational structures within the enlarged Akzo Nobel Group. In the longer term, evaluation of the business needs and operational efficiencies of the enlarged Akzo Nobel Group in each relevant country may result in the relocation of some of ICI's and/or Akzo Nobel's business operations and/or some rationalization of ICI's and Akzo Nobel's workforces (subject to any consultation and other obligations required by applicable law). Efforts will be made by Akzo Nobel to ensure that, where possible, any necessary headcount reduction is effected on a voluntary basis.

Akzo Nobel has reached agreement with ICI Pensions Trustee Limited, the trustee of the ICI Pension Fund (UK). The terms of this agreement include an undertaking by Akzo Nobel that it will, following the Effective Date, guarantee the due performance by ICI of all its obligations to make payments to the ICI Pension Fund (UK) in accordance with the terms of the agreement and an understanding in relation to the future determination of the liabilities and funding of the ICI Pension Fund (UK). No specific arrangements have been entered into with the trustees or managing entities of any of ICI’s other retirement benefit schemes. However, Akzo Nobel has confirmed to ICI that, following the Effective Date, a member of the enlarged Akzo Nobel Group with adequate financial standing will be bound by those obligations in respect of such retirement benefit schemes as were binding upon members of the ICI Group on August 13, 2007.

5.2	Headquarters

The Akzo Nobel Group will continue to be headquartered in the Netherlands.

5.3	Transaction with Schering-Plough

On March 12, 2007, Akzo Nobel announced that it had received an offer for OBS from Schering-Plough for approximately EUR 11 billion in cash. The consultation procedures with the relevant employee representative bodies have been completed and the related sale and purchase agreement has been signed. In terms of the agreement with Schering-Plough, closing of the transaction is to take place, unless otherwise agreed, on the fifth business day after satisfaction (or waiver) of the conditions precedent. In this regard, closing of the transaction with Schering-Plough is subject to certain limited standard conditions precedent, including the obtaining of mandatory merger clearances. The majority of these clearances have already been obtained. It is expected that the transaction with Schering-Plough will be completed by no later than the end of 2007, and thus before completion of the Acquisition.

The Acquisition and the On-Sale are not inter-conditional on the transaction with Schering-Plough.

5.4	Financing of the Acquisition

Akzo Nobel intends to finance the Acquisition primarily from the cash proceeds of its sale of OBS to Schering-Plough. It is expected that the transaction with Schering-Plough will be completed prior to the Effective Date and will generate cash proceeds of approximately EUR 11 billion. If, however, these proceeds are not available prior to completion of the Acquisition and, in any event, to the extent that these proceeds are insufficient for the financing of the Acquisition, Akzo Nobel has financing arrangements in place as described below.

Akzo Nobel has obtained committed bank facilities for the purposes of the Acquisition, which have been arranged by ABN AMRO Bank N.V., Barclays Capital (the investment banking division of Barclays Bank PLC), BNP Paribas, Citigroup Global Markets Limited, Deutsche Bank AG, London Branch, HSBC Bank plc, ING Bank N.V., Morgan Stanley Bank International Limited and Société Générale Corporate & Investment Banking. Morgan Stanley is satisfied that the necessary financial resources are available to Akzo Nobel to enable it to satisfy in full the cash consideration payable under the Scheme.

It is thus intended that, if and to the extent necessary, these facilities will primarily serve as a bridge until receipt by Akzo Nobel of the cash proceeds from the sale of OBS to Schering-Plough and the cash proceeds from the On-Sale to Henkel.

The cash consideration payable by Akzo Nobel following the completion of the Acquisition will be commensurately reduced by an issue of Loan Notes pursuant to elections made under the Loan Note Alternative.

5.5	Information on Henkel and further information on the On-Sale

Henkel was established more than 130 years ago and is a leading producer of home care, personal care, and adhesives technologies products and ranks among the Fortune Global 500 companies. In the year ended December 31, 2006, Henkel generated revenues of EUR 12,740 million and operating profit of EUR 1,298 million. Henkel has approximately 52,000 employees worldwide and its brands and technologies are sold in more than 125 countries.

Henkel currently has a market capitalization of EUR 15.1 billion and enjoys an investment grade credit rating in the A category. To finance the acquisition under the On-Sale, Henkel is considering a combination of the possible divestiture of non-core assets and/or debt and/or equity capital.

ICI has agreed with Akzo Nobel, at Akzo Nobel’s reasonable request, to co-operate with Henkel to enable Henkel to make all such notifications and filings with all the relevant authorities as are mandatory for the implementation of the On-Sale.

In addition to the On-Sale Agreement, Henkel has entered into a standstill agreement with Akzo Nobel under which Henkel has agreed, among other things, not to, and to procure that no member of its group or any person acting in concert with it will, acquire any interest in the securities of ICI. Henkel’s obligations under the standstill agreement are subject to customary exclusions and expire upon the earlier of the Effective Date and the Acquisition lapsing in accordance with its terms.

6	Financial information

Akzo Nobel (also referred to as the “Company”) is providing in Annex 1 the following unaudited illustrative condensed combined financial information and explanatory notes, which we refer to as the illustrative financial information, to indicate the impact of the Acquisition and certain other transactions with an impact on the financial position and results on the Company’s historical financial position and results of operations:

•	condensed combined statement of income for the six months ended June 30, 2007;
•	condensed combined statement of income for the year ended December 31, 2006;
•	condensed combined balance sheet as at June 30, 2007; and
•	notes explaining the method of compilation of this financial information and the assumptions used.

The illustrative financial information for the year ended December 31, 2006 and as of and for the six months ended June 30, 2007 is based on the historical financial information for the year ended December 31, 2006 and as of and for the six months ended June 30, 2007 of Akzo Nobel and ICI, and adjusted to give our best estimate of the effects of the Acquisition and certain other transactions with an impact on financial position and results of operations.

The introduction to (as well as the notes to) the illustrative financial information in Annex 1 contains further important information explaining the basis of preparation thereof.

7	Definitions

“Acquisition” means the recommended cash acquisition by Akzo Nobel of ICI.

“Adhesives Business” means the business known within the ICI Group as the Adhesives Business.

“ADS Depositary” means Citibank, N.A., 388 Greenwich Street, 14th Floor, New York, NY, 10013 in its capacity as depositary under the Deposit Agreement.

“Akzo Nobel” or “Company” means Akzo Nobel N.V.

“Akzo Nobel EGM” means the extraordinary general meeting of shareholders of Akzo Nobel to be held in Amsterdam, the Netherlands, on Monday November 5, 2007, starting at 10:00 a.m. (CET).

“Akzo Nobel Group” means Akzo Nobel and each company or other legal person that from time to time constitutes a group company (‘groepsmaatschappij’) of Akzo Nobel within the meaning of article 2:24b of the Netherlands Civil Code.

“Akzo Nobel Shareholders” means holders of shares in the capital of Akzo Nobel N.V.

“Announcement” means the press announcement dated August 13, 2007 announcing the Acquisition.

“Announcement Date” means August 13, 2007.

“Board of Management” means the board of management (‘raad van bestuur’) of Akzo Nobel N.V.

“Business Day” means any day, other than a Saturday or Sunday, on which banks in London are open for business (other than solely for trading and settlement in euro).

“Cancellation Shares” means Scheme Shares, other than Loan Note Elected Shares.

“Competing Proposal” means any invitation to treat, offer or possible offer, scheme of arrangement, merger or business combination, liquidation or other transaction involving any third party in respect of or for:

a)	all or a significant proportion (being 25 per cent. or more when aggregated with shares already held by such third party and any person acting in concert with that third party) of the share capital of ICI; or
b)	all or a significant proportion (being 25 per cent. or more) of ICI’s undertaking, assets and/or business,

or in relation to a transaction which would result in a change of control or would otherwise be inconsistent with consummation of the Acquisition, in each case howsoever it is proposed that such proposal be implemented (and whether or not subject to any pre-conditions or legally binding).

“Court” means the High Court of Justice, Chancery Division (Companies Court), in England and Wales.

“Court Hearing” means either the hearing by the Court of the petition to sanction the Scheme or, as the context requires, the hearing to confirm the Reduction of Capital.

“Court Meeting” means the meeting of the holders of Scheme Shares convened by order of the Court pursuant to section 425 of the Companies Act 1985 to consider and, if thought fit, approve the Scheme, notice of which is set out at the end of the Scheme Document (and any adjournment thereof).

“Court Orders” means the Reduction Court Order and the Scheme Court Order.

“Deposit Agreement” means the amended and restated deposit agreement dated June 15, 2004, as amended by amendment No. 1 dated August 6, 2007 by and among ICI, the ADS Depositary, ICI ADS Holders and beneficial owners.

“Effective Date” means the date on which the Scheme becomes effective in accordance with clause 8 of the Scheme, as set out in Part XI of the Scheme Document.

“Electronic Materials Business” means the business known within the ICI Group as the Electronic Materials Business.

“Exchange Act” means the US Securities and Exchange Act of 1934, as amended, and the rules promulgated thereunder.

“Henkel” means Henkel KGaA.

“HSR Act” means the United States Hart-Scott Rodino Antitrust Improvements Act of 1976 (as amended).

“ICI” means Imperial Chemical Industries PLC.

“ICI ADS” means an American depositary share, evidenced by an American depositary receipt representing four ICI Shares, issued by the ADS Depositary in accordance with the Deposit Agreement.

“ICI ADS Holder” means the holder of ICI ADSs from time to time.

“ICI EGM” means the extraordinary general meeting of shareholders of ICI held in connection with the Scheme.

“ICI Group” means, collectively, ICI, its subsidiaries and subsidiary undertakings from time to time.

“ICI Shareholders” means holders of ICI Shares from time to time.

“ICI Shares” means ordinary shares of GBP 1 each in the capital of ICI, including those represented by ICI ADSs.

“Implementation Agreement” means the agreement entered into by Akzo Nobel and ICI dated August 13, 2007 in connection with the implementation of the Acquisition.

“Loan Note Alternative” means the alternative available under the Scheme whereby Scheme Shareholders (other than Restricted Overseas Persons) may elect, subject to certain limitations and conditions, to receive Loan Notes instead of all or part of the cash consideration to which they would otherwise be entitled pursuant to the Scheme.

“Loan Note Elected Shares” means Scheme Shares (if any) in respect of which valid elections have been made under the Loan Note Alternative in accordance with its terms and the Scheme.

“Loan Notes” means the loan notes to be issued by Akzo Nobel pursuant to the Loan Note Alternative, particulars of which are summarized in Part VII of the Scheme Document.

“London Stock Exchange” means The London Stock Exchange PLC.

“LTM EBITDA” means last twelve months EBITDA.

“Merger Regulation” means Council Regulation (EC) 139/2004, as amended.

“New ICI Shares” means the new ICI Shares to be issued in accordance with clause 1.2 of the Scheme, as set out in Part XI of the Scheme Document.

“OBS” means Organon BioSciences N.V.

“Official List” means the official list of the UK Financial Services Authority in its capacity as the competent authority for listing in the United Kingdom under part VI of the UK Financial Services and Markets Act 2000.

“On-Sale” means the on-sale to Henkel, for GBP 2.7 billion (EUR 4 billion) of the businesses known within the ICI Group as the Adhesives Business and the Electronic Materials Business, both of which form part of the “National Starch” business of ICI.

“On-Sale Agreement” means the binding agreement, dated August 13, 2007, between Akzo Nobel and Henkel to sell all assets and liabilities comprising the Adhesives Business and the Electronic Materials Business of ICI to Henkel for GBP 2.7 billion (EUR 4.0 billion) in cash (calculated on a cash and debt free basis and subject to certain adjustments, including a working capital adjustment and an adjustment for pension liabilities).

“Reduction Court Order” means the order of the Court confirming the Reduction of Capital.

“Reduction of Capital” means the reduction of the share capital of ICI under section 135 of the Companies Act 1985 by the cancellation and extinguishing of the Cancellation Shares, to be effected as part of the Scheme.

“Registrar of Companies” means the Registrar of Companies in England and Wales.

“Restricted Overseas Persons” means:

a)	any US person, as defined in Regulation S under the Securities Act;
b)	any ICI ADS Holder;
c)	any person (including an individual, partnership, unincorporated syndicate, limited liability company, unincorporated organization, trust, trustee, executor, administrator or other legal representative) in or resident in, or any person whom Akzo Nobel believes to be in or resident in, Australia, Japan, Canada, New Zealand or the Netherlands (or any custodian, nominee or trustee for such person); and

d)	any person who is deemed not to have made a valid election of the Loan Note Alternative pursuant to clause 3.10 of the Scheme, as set out in Part XI of the Scheme Document.

“Scheme” means the scheme of arrangement proposed to be made under section 425 of the UK Companies Act 1985 between ICI and the Scheme Shareholders, as set out in Part XI of the Scheme Document, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by ICI and Akzo Nobel.

“Scheme Court Order” means the order of the Court sanctioning the Scheme pursuant to section 425 of the Companies Act 1985.

“Scheme Document” means the Scheme that is set out in full in a separate document prepared in accordance with the UK Companies Act 1985, which is available on the website of ICI (www.ici.com).

“Scheme Record Time” means 7:00 p.m. (CET) on the Business Day immediately preceding the Court Hearing for the Reduction of Capital.

“Scheme Shareholders” means holders of Scheme Shares from time to time.

“Scheme Shares” means the ICI Shares which are:

a)	in issue at the date of the Scheme Document;
b)	(if any) issued after the date of the Scheme Document and prior to Voting Record Time in respect of the Court Meeting; and
c)	(if any) issued on or after the Voting Record Time in respect of the Court Meeting and at or prior to the Scheme Record Time, on terms that the holder thereof shall be bound by the Scheme, or in respect of which the original or any subsequent holder thereof agrees in writing to be bound by the Scheme, but excluding any ICI Shares held by any member of the Akzo Nobel Group.

“Schering-Plough” means Schering-Plough Corporation.

“Securities Act” means the US Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Supervisory Board” means the supervisory board (‘raad van commissarissen’) of Akzo Nobel N.V.

“Transaction” means the Acquisition, in combination with the On-Sale.

“UK Code” means the City Code on Takeovers and Mergers issued by the UK Panel from time to time.

“UK Panel” means the UK Panel on Takeovers and Mergers.

“Voting Record Time” means 7:00 p.m. (CET) on the day which is two days before the date of the Court Meeting and the ICI EGM, or, if the meeting(s) is/are adjourned, 7:00 p.m. (CET) on the second day before the date of such adjourned meeting(s).

ANNEXURES

Annex 1

Unaudited Illustrative Combined Condensed Financial Information

Introduction

Akzo Nobel is providing the following unaudited illustrative condensed combined financial information and explanatory notes, which we refer to as the illustrative financial information, to show the impact of the Acquisition and certain other transactions with an impact on the financial position and results on the Company’s historical financial position and results of operations.

The illustrative financial information for the year ended December 31, 2006 and as of and for the six months ended June 30, 2007 is based on the historical financial information for the year ended December 31, 2006 and as of and for the six months ended June 30, 2007 of Akzo Nobel and ICI, and adjusted to give our best estimate of the effects of the Acquisition and certain other transactions with an impact on financial position and results of operations.

The illustrative combined balance sheet of the Company shows the combined financial position of Akzo Nobel and ICI as at June 30, 2007, assuming that the Acquisition and certain other transactions with an impact on financial position and results were consummated as at that date. The illustrative combined statements of income for the year ended December 31, 2006 and for the six months ended June 30, 2007 indicate the effects of the Acquisition and certain other transactions with an impact on financial position and results as if this had occurred on January 1, 2006, the first day of the earliest period presented.

The aggregated individual figures of Akzo Nobel and ICI have been adjusted as explained further in the notes in this Annex 1. As further explained in Notes 1, 2 and 3, certain adjustments that could further illustrate the impact of the Acquisition and certain other transactions with an impact on financial position and results on the Company’s historical financial information, including those related to acquisition accounting, have not been made. The illustrative financial information should be read in conjunction with Akzo Nobel's audited financial statements for the financial year ended December 31, 2006, and Akzo Nobel’s unaudited interim financial statements for the six months ended June 30, 2007, including the notes thereto, that have been prepared in accordance with IFRS as adopted by the European Union, as well as ICI’s audited financial statements for the financial year ended December 31, 2006 and unaudited interim financial statements for the six months ended June 30, 2007, that have been prepared in accordance with IFRS as adopted by the European Union.

The financial information in this chapter is included for illustrative purposes only. Because of its nature, the illustrative financial information addresses a hypothetical situation and, therefore, does not represent any actual financial position or any actual results of operations. The Company does not claim or represent that the illustrative financial information is indicative of its financial position or results that would have been achieved had the Acquisition taken place as of the date indicated or that may be achieved in the future. There can be no assurance that the assumptions used in the preparation of the illustrative financial information will prove to be correct.

The illustrative financial information contains forward-looking statements. Forward-looking statements involve risks, uncertainties and assumptions. Undue reliance should not be placed on any forward-looking statements. For further information regarding forward-looking statements, see the Safe Harbor Statement.

Akzo Nobel and ICI

Unaudited Illustrative Condensed Combined Statement of Income

For the Six Months Ended June 30, 2007

	Akzo Nobel			Illustrative adjustments for the divesture of OBS	Illustrative adjustments for the On-Sale to Henkel	Other illustrative adjustments	Akzo Nobel/ICI illustrative combined
		ICI

		£m	€m
	€m	(a)	(b)	€m	€m	€m	€m

	Note 1	Note 1,4		Note 6	Note 7	Note 5,8

Revenues	5,186	2,398	3,551		(923)		7,814
Net operating expenses	(4,723)	(2,199)	(3,257)		846	7	(7,127)

Operating income	463	199	294		(77)	7	687
Net financing expense	(52)	(8)	(12)		–	(40)	(104)

Share in profit of associates	(31)	3	4				(27)

Profit before tax	380	194	286		(77)	(33)	556
Income tax	(103)	(37)	(55)		15	10	(133)

Profit for the period from continuing operations	277	157	231		(62)	(23)	423

Profit for the period from discontinued operations	258	919	1,361	(258)		(1,361)

Profit for the period	535	1,076	1,592	(258)	(62)	(1,384)	423

Attributable to:
Equity holders of the company	516	1,055	1,561	(258)	(59)	(1,384)	376
Minority interest	19	21	31		(3)		47

Profit for the period	535	1,076	1,592	(258)	(62)	(1,384)	423

(a) Certain line items in ICI’s statement of income have been aggregated in order to conform to the condensed financial statement presentation of Akzo Nobel.
(b) The results of ICI have been translated to € using average exchange rates for the period (€ 1 = £ 0.675).

Akzo Nobel and ICI

Unaudited Illustrative Condensed Combined Statement of Income

For the Year Ended December 31, 2006

	Akzo Nobel			Illustrative adjustments for the divesture of OBS	Illustrative adjustments for the On-Sale to Henkel	Other illustrative adjustments	Akzo Nobel/ICI illustrative combined
		ICI

		£m	€m
	€m	(a)	(b)	€m	€m	€m	€m

	Note 1	Note 1,4		Note 6	Note 7	Note 5,8
Revenues	13,737	4,845	7,103	(3,714)	(1,840)		15,286
Net operating expenses	(12,275)	(4,410)	(6,465)	3,111	1,679	(35)	(13,985)

Operating income	1,462	435	638	(603)	(161)	(35)	1,301
Net financing expense	(111)	(82)	(120)	5	–	(20)	(246)
Share in profit of associates	89	2	3	(2)			90

Profit before tax	1,440	355	521	(600)	(161)	(55)	1,145
Income tax	(258)	(56)	(82)	162	25	15	(138)

Profit for the period from continuing operations	1,182	299	439	(438)	(136)	(40)	1,007

Profit for the period from discontinued operations		30	44	8,665		1,344	10,053

Profit for the period	1,182	329	483	8,227	(136)	1,304	11,060

Attributable to:

Equity holders of the company	1,153	295	433	8,227	(130)	1,304	10,987
Minority interest	29	34	50	-	(6)	–	73

Profit for the period	1,182	329	483	8,227	(136)	1,304	11,060

(a) Certain line items in ICI’s statement of income have been aggregated in order to conform to the condensed financial statement presentation of Akzo Nobel.
(b) The results of ICI have been translated to € using average exchange rates for the period (€ 1 = £ 0.682 ).

Akzo Nobel and ICI

Unaudited Illustrative Condensed Combined Balance Sheet

As at June 30, 2007

	AkzoNobel	ICI		Illustrative adjustments for the divesture of OBS	Illustrative adjustments for the purchase of ICI	Illustrative adjustments for the On-Sale to Henkel	Other Illustrative adjustments	Akzo Nobel/ICI illustrative combined

	€m	£m	€m	€m	€m	€m	€m	€m
		(a)	(b)

	Note 1	Note 1,4		Note 6	Note 2	Note 7	Note 5,8

Property, plant and equipment	2,225	1,054	1,569			(359)		3,435
Intangible assets	545	525	782		10,852	(3,122)		9,057
Financial non current assets	1,176	386	575			(1)		1,750

Total non current assets	3,946	1,965	2,926		10,852	(3,482)		14,242

Inventories	1,222	523	779			(164)		1,837
Receivables	2,532	1,053	1,568			(420)		3,680
Cash and cash equivalents	1,450	1,148	1,709	10,850	(12,116)	3,603	(4,104)	1,392
Assets held for sale	3,358			(3,339)				19

Total current assets	8,562	2,724	4,056	7,511	(12,116)	3,019	(4,104)	6,928

TOTAL ASSETS	12,508	4,689	6,982	7,511	(1,264)	(463)	(4,104)	21,170

Shareholders’ equity	3,956	884	1,316	8,665	(1,264)		(4,056)	8,617
Minority interest	108	128	191	–		(15)		284

Total equity	4,064	1,012	1,507	8,665	(1,264)	(15)	(4,056)	8,901

Provisions	1,849	1,051	1,565			(25)		3,389
Deferred tax liability	135	38	57					192
Long-term borrowings	2,454	528	786					3,240

Total non current
liabilities	4,438	1,617	2,408			(25)		6,821

Short-term borrowings	257	499	743					1,000
Current payables	2,588	1,561	2,324			(423)	(48)	4,441
Liabilities held for sale	1,161			(1,154)				(7)

Total current liabilities	4,006	2,060	3,067	(1,154)		(423)	(48)	5,448

TOTAL EQUITY AND LIABILITIES	12,508	4,689	6,982	7,511	(1,264)	(463)	(4,104)	21,170

(a) Certain line items in ICI’s balance sheet have been aggregated in order to conform to the condensed financial statement presentation of Akzo Nobel.
(b) The balance sheet of ICI has been translated to € using the closing rate as at June 30, 2007 (€ 1 = £ 0.672).

Note 1 – Basis of Preparation
The illustrative financial information for the year ended December 31, 2006 and as of and for the six months ended June 30, 2007 is based on the historical financial information for the year ended December 31, 2006 and as of and for the six months ended June 30, 2007 of Akzo Nobel and ICI, and adjusted to give our best estimate of the effects of the Acquisition and certain other transactions with an impact on financial position and results.

Transactions between Akzo Nobel and ICI
The illustrative financial information is prepared on the expectation that there have been no (significant) transactions between the combining entities and therefore no transactions or balances have been eliminated.

Acquisition Accounting
No adjustments have been made related to acquisition accounting, since as of August 13, 2007 (the “Announcement Date”), the Company has only performed very limited and provisional analyses based on public information of the assets and (contingent) liabilities that will be recognized as a result of the Acquisition and did not yet make estimates of the fair market value of ICI’s assets to be acquired and (contingent) liabilities to be assumed. This very limited and provisional analysis is not sufficient to provide an illustrative quantified purchase price allocation with reasonable accuracy. Therefore, purchase accounting adjustments have not been considered in the illustrative financial information.

Acquisition accounting adjustments to the balance sheet include but are not limited to the recognition of intangible assets and contingent liabilities, and the fair value measurements of property, plant and equipment, intangible assets, inventories and (contingent) liabilities. These adjustments (including amortization effects) would result in corresponding adjustments to the illustrative combined statements of income. A provisional qualitative analysis of the main impacts of purchase price allocation is provided in Note 3.

Additionally, changes to ICI's shareholders' equity, including net income from July 1, 2007 through to the date at which the Acquisition is completed, will also affect the amount of goodwill recorded, as the illustrative financial information does not include net income for any period subsequent to June 30, 2007.

Other Items not Reflected
The illustrative financial information does also not reflect the following items announced subsequent to June 30, 2007:

•	On July 17, 2007 ICI announced that it had reached an agreement to buy the Dulux business from the South African corporation AECI for £52 million in cash.
•	On August 16, 2007 ICI announced that it acquired the US-based technology businessAdvanced Applied Adhesives (AAA), to enable commercial exploitation of AAA’s technologies in the semi-conductor and electronic component assembly markets through ICI’s Electronic Materials (EM) business. The acquired business will be part of the On-Sale.
•	Antitrust or merger control remedies may require the divestiture of parts of the business of ICI or Akzo Nobel. Such divestitures are not considered for the purpose of the illustrative combined financial information.

The illustrative financial information does not take into account any synergy benefits and one-off costs of realizing such synergies, nor any adjustments for liabilities that may result from integration activities.

The illustrative combined accruals for corporate income tax do not reflect the amounts that would have resulted had the Company and ICI filed consolidated income tax returns during the periods presented.

Note 2 – Acquisition of ICI

Purchase Consideration
The total purchase price of the Acquisition is as follows:

Purchase price (1)	€ 11,924 million

Transaction-related costs (2)	€ 28 million

Total purchase price consideration	€ 11,952 million

Notes:
(1)	For purposes of this illustrative combined financial information, it is assumed that none of the ICI shareholders will elect the loan note alternative, i.e. it is assumed that the offer is fully paid in cash.
(2)	Estimated costs directly related to the Acquisition (comprised of the Company's financial advisory, legal and other professional service fees).

Stock Options and Restricted Stock Rights
Pursuant to the terms of the equity-based plans of ICI and the award agreements thereunder, stock options to acquire ICI common stock and ICI restricted stock rights, including stock options and restricted stock rights granted to ICI's executive officers and directors, will fully vest or become free of restrictions immediately prior to the Acquisition becoming effective.

The consideration includes € 75 million for equity-settled options and restricted share rights that are or become exercisable under the ICI Share Option Schemes and restricted share rights schemes.

Transaction Costs
Transaction costs to be paid by Akzo Nobel that are directly related to the Acquisition are estimated at € 28 million.

ICI Interim Dividend
ICI will, before the Effective Date, declare a second ordinary interim dividend in relation to the period from July 1, 2007 to December 31, 2007 of 5 pence per ICI share, provided that, if the Effective Date falls prior to December 31, 2007, such dividend shall be paid pro rata by reference to where the Effective Date falls between July 1, 2007 and December 31, 2007.

For purposes of the illustrative financial information, it is assumed that the full dividend of 5 pence per ICI share is paid. Based on this assumption, estimated total dividend distributions that have been announced after June 30, 2007 amount to £ 60 million (€ 89 million). In the illustrative financial information, cash and equity as at June 30, 2007 are adjusted accordingly. Similarly, the dividend is reflected in the net-cash position as per January 1, 2006, see below.

Divestments of ICI during the period
During 2006 ICI divested its interest in Uniqema and Quest. The divestments are assumed to have occurred as at January 1, 2006 for the purpose of the illustrative financial information. Accordingly, adjustments have been made to ICI’s statements of income for the year ended December 31, 2006 and for the six months ended June 30, 2007, and balance sheet as at June 30, 2007. This adjustment is included in the column “Other illustrative adjustments”.

Note 3 – Provisional Qualitative Analysis of Purchase Price Allocation
Akzo Nobel will, at the acquisition date, allocate the cost of the Acquisition by recognizing ICI's identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria in IFRS at their fair values at that date, except for non current assets (or disposal groups) that are classified as held for sale, which will be recognized at fair value less costs to sell. Any difference between the cost of the business combination and Akzo Nobel's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities so recognized will be accounted for as goodwill. The Company has made a provisional analysis based on publicly available information of assets and liabilities it expects to recognize as a result of the Acquisition that were previously not recognized by ICI.

Fair Value Adjustments
The purchase price allocation involves the measurement of identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria in IFRS at their fair values as at the acquisition date. Fair values may be different than the recognized carrying amounts. The Company expects that the fair values will be different from carrying values for, amongst others, intangible assets, property, plant and equipment, investments in associates, inventories, financial assets, and financial liabilities. The identifiable assets, liabilities and contingent liabilities may also include assets and liabilities not previously recognized in ICI's financial statements, e.g. because they did not qualify for recognition before the Acquisition. Additionally, the measurement of postretirement benefit obligations and assets, and tax related items will change as a result of the Acquisition.

Intangible Assets
The intangible assets, which are expected to be recognized as a result of the Acquisition, will include, amongst others, the intangible assets described below.

(a) Brand Names
The decorative paints business of ICI has well-established brands in paint, wood care, metal care, adhesives and fillers. These include ‘Dulux’, ‘Glidden’, ‘Devoe’, ‘Valentine’, ‘Coral’, ‘Alba’, ‘Xyladecor’, ‘Hammerite’, ‘Polycell’, ‘Polyfilla’ and ‘Alabastine’. Other brand names of ICI include the corporate brand name ‘ICI’ as well as various brand names in specialty polymers, can coatings and specialty starch. ICI has numerous trademark registrations which help to protect its brands. Akzo Nobel expects to recognize intangible assets related to brand names as a result of the Acquisition and accordingly expects to allocate part of the purchase price to the intangible assets related to brand names.

(b) Technology and In-Process Research and Development
ICI’s research and development lies in three broad areas of science: Materials Science in which it designs and understands the effects and tailor the performances of many of ICI’s products including paints, food ingredients and household and personal care ingredients; Molecular Sciences in which ICI focuses on new and better ways of making high value organic monomers for the diverse range of specialty polymers it produces; and Measurement and Modeling that it uses to characterize and understand what it has made. ICI operates Centers of Applied Research in the UK, USA and China and employs approximately 680 people worldwide in Research and Development.

ICI has many patents and patent applications which help to protect its technology. Additionally, ICI has developed unpatented technology. Akzo Nobel therefore expects to recognize intangible assets related to patented and unpatented technology as a result of the Acquisition. Additionally, Akzo Nobel will perform a detailed analysis of in-process research and development as part of its acquisition accounting procedures, which may result in the recognition of intangible assets related to in-process research and development.

(c) Customer Relationships and Distribution Network
ICI maintains its own sales distribution network in over 30 countries. ICI also sells through agents and distributors. ICI’s customer relationships include relationships with major retail chains, relationships with producers of personal care products and relationships with packaging producers. Akzo Nobel expects to recognize intangible assets related to customer relationships and relationships with distributors as a result of the Acquisition.

(d) Favorable Contracts
ICI has optimized the mix of central procurement contracts using ICI's total purchasing power and local procurement contracts. The Company therefore expects that the Acquisition will result in the recognition of intangible assets related to favorable contracts.

(e) Goodwill
Goodwill represents the payment made by Akzo Nobel in anticipation of future economic benefits from assets that are not capable of being individually identified and separately recognized. The Company expects that goodwill will be recognized as a result of the Acquisition. The Company anticipates that the factors that contribute to the recognition of goodwill include synergies from cost-savings and increased sales across the combined portfolio, the geographical presence of ICI, the assembled workforce, and the recognition of deferred tax liabilities associated with acquisition accounting.

Akzo Nobel will continue to assess the business and assets to be acquired from ICI, which may result in the recognition of other or additional intangible assets.

Effect on Post-Acquisition Performance
The items described above will have an impact on post-acquisition performance. This impact will include the amortization and depreciation over their expected useful lives of newly recognized depreciable or amortizable assets and of the adjustments to the value of previously recognized depreciable or amortizable assets. Additionally, in the future, impairment charges may be recognized related to these items. The effect on post-acquisition performance of newly recognized assets and liabilities and of adjustments to the value of recognized assets and liabilities will be of a non-cash nature.

Note 4 – Reclassifications to Conform to Akzo Nobel’s Presentation Format
Reclassifications have been made to the ICI historical financial information to conform to Akzo Nobel's presentation. None of these reclassification adjustments has an impact on profit for the period or shareholders' equity. The reclassifications comprise the following:

–	Net postretirement financing cost that were presented as finance income and expense by ICI are reclassified to operating expenses to conform with Akzo Nobel’s presentation.
–	Foreign currency translation of ICI regarding loans and net investment hedging have been reclassified from financial income and expense to operating expense to conform with Akzo Nobel’s presentation.

These reclassifications are included in the column “Other illustrative adjustments”.

Note 5 – Adjustments to Conform ICI’s Accounting policies to Akzo Nobel’s Accounting Policies
The illustrative financial information has been prepared taking into account the following two differences between accounting policies as applied by Akzo Nobel in preparing its audited financial statements for the financial year ended December 31, 2006 and the accounting policies as applied by ICI.

The Company will continue to assess ICI’s accounting policies for any additional adjustments that may be required to conform ICI’s accounting policies to that of the Company, other than those noted in the illustrative adjustments described below.

(i) Pension Accounting
Whereas Akzo Nobel applies the corridor-approach to actuarial gains and losses, ICI has historically recognized actuarial gains and losses directly in equity, i.e. it reported actuarial gains and losses in a Statement of Recognized Income or Expense. In order to conform ICI accounting policies to Akzo Nobel accounting policies, ICI’s postretirement liabilities as at June 30, 2007 should be adjusted in order to reverse the recognition of net actuarial gains and losses. However, in the context of the accounting for the Acquisition, where liabilities have to be recognized at their fair value, such adjustment would be reversed again. This adjustment is included in the column “Other illustrative adjustments”. It is assumed that actuarial gains and losses fell within the corridor for each of the pension plans of ICI. Therefore, no adjustment has been made to the statements of income and balance sheet in the illustrative financial information.

(ii) Joint Venture Accounting
ICI applies the equity method to joint ventures and Akzo Nobel proportionately consolidates joint ventures. However, the Company estimates that the related adjustment would be insignificant.

The Use of Estimates
The illustrative financial information is prepared on the assumption that the accounting estimates by the Company and ICI are the best unbiased estimates as of the relevant dates. No attempt is made to align Akzo Nobel’s and ICI’s expectations and accounting estimates or to update accounting estimates based on the information available at the Announcement Date. Accounting estimates may change due to information that has or will become available or due to the alignment of expectations between the Company and ICI.

Note 6 – Adjustments Relating to the Divestment of Organon BioSciences
On March 12, 2007, Akzo Nobel announced that it had received an offer for OBS from Schering-Plough for approximately €11 billion in cash. The consultation procedures with the relevant employee representation bodies have been completed and a sale and purchase agreement has been signed. Closing of the transaction with Schering-Plough is subject to certain limited standard conditions precedent, including the obtaining of mandatory merger clearances. The majority of these clearances have already been obtained. It is expected that the transaction with Schering-Plough will be completed by no later than the end of 2007, and thus before completion of the Acquisition.

For purposes of the illustrative financial information, the divestiture of Organon BioSciences is assumed to have occurred as at January 1, 2006. The gain on the sale of Organon BioSciences is recognized in the statement of income for the financial year ended December 31, 2006, thus representing an incidental gain in the result for the financial year ended December 31, 2006.

Note 7 – Adjustments relating to the On-Sale to Henkel
Certain assets and liabilities have been allocated to the business to be sold to Henkel under the On-Sale based on assumptions that are deemed to reflect a reasonable and consistent basis of allocation. Similarly certain items of income and expense have been allocated to the business to be sold under the On-Sale based on assumptions that are deemed to reflect a reasonable and consistent basis of allocation. The Company will continue to assess the basis on which these assets, liabilities, and items of income and expenses are allocated to this business and will adjust the allocation accordingly when required.

The main items that have not been allocated to the business to be sold under the On-Sale are postretirement benefit related items, tax related items, cash and cash equivalents, financial assets and certain other non-operating debtors, financial liabilities, certain provisions, and finance income and expense. Further, it is assumed that no cumulative translation adjustments are to be recycled through income as a result of the On-Sale.

The net proceeds from the On-Sale amount to € 3,603 million and are net of transaction and break-up costs that are or will be incurred. The Company estimates that the separation of the Adhesives Business and the Electronic Materials Business will result in total transaction and break-up costs of £280 million (€417 million), including tax, which will be borne by Akzo Nobel.

Note 8 – Other Adjustments

Share Buyback 2007 and 2008
On May 3, 2007, the company started a share buyback program for € 1.6 billion. By June 30, 2007, 9,863,800 common shares had been bought for an amount of € 596 million. Of this amount € 548 million was paid in the second quarter of 2007. The illustrative financial information has been adjusted to reflect the remaining € 1,052 million buyback in the balance sheet as at June 30, 2007.

Akzo Nobel is considering an additional return of capital to its shareholders of € 3 billion commencing in 2008, subject to shareholder approval, completion of the sale of Organon BioSciences and completion of the On-Sale. The illustrative financial information in the balance sheet as at June 30, 2007 assumes such return of capital for the full amount.

Both share buybacks have been considered in calculating the interest adjustment on net-cash, see below.

Transaction costs ICI
ICI is expected to incur total transaction costs related to the transaction amounting to £35 million (€ 52 million). The transaction costs are adjusted to cash and cash equivalents in the illustrative balance sheet as at June 30, 2007. ICI’s transaction costs have also been considered in calculating the interest adjustment on net-cash, see below.

Interest Adjustment on Net-Cash Effect
The net effect of the adjustments to the illustrative financial information is a reduction of net excess cash as at January 1, 2006. A corresponding reduction of interest income amounting to € 55 million and € 35 million was adjusted to the statements of income for the year ended December 31, 2006, and for the six months ended June 30, 2007, respectively.

Tax aspects of the Illustrative Adjustments
It was assumed that income taxes related to the interest adjustment on the net-cash effect amounted to a € 15 million and a € 10 million tax credit, which was adjusted to statements of income for the year ended December 31, 2006, and for the six months ended June 30, 2007, respectively.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of
1934 the registrant has duly caused this report to be signed on its behalf of the undersigned, thereto duly authorized.

Akzo Nobel N.V.

Name : R.J. Frohn	Name : J.J.M. Derckx
Title : Chief Financial Officer	Title : Director External Reporting

Dated : October 1, 2007